EXHIBIT 99.1

Masbate Mine Operating Normally Following Typhoon Hagupit

Vancouver, December 9, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”), announces that operations are running normally at the Masbate Mine, Philippines, following Typhoon Hagupit.

Hagupit first made landfall Saturday at the island of Samar, just southeast of Masbate Island, reaching Masbate early Sunday (Philippine time). The eye of the storm tracked close to the site of Masbate Gold Mine.

By late Sunday the typhoon had diminished in strength and passed over the island. It continues to move northwest towards Manila.

B2Gold’s Incident Management Team inspected all areas of the Masbate Mine site once winds died down and confirm no major damage was sustained to any site facilities and infrastructure. The all clear signal was given to staff at 2230hrs Sunday.

Mining operations were curtailed during the storm event and have resumed. Ore processing continued however at the peak of the typhoon there was a 15.5 hour shutdown to plant production as operations were halted as a precautionary measure. The process plant is now operating at full capacity and the 2014 Masbate production forecast of 180,000 ounces of gold remains unaffected.

The Masbate operations benefit by their location, sheltered by the island of Samar to the southeast and the site itself is located on an inlet which has mountains immediately to the southeast.

The surrounding local community appears to have weathered the typhoon reasonably well although rainfall has been severe.  The Masbate Mine stands by to provide local assistance if required. An assessment of the surrounding area is ongoing.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration and development activities, completion of construction and the timing and amount of projected production at the Otjikoto Project, other operational and economic projections, and other anticipated developments on the company’s properties.  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.